SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2004
Commission File Number 0-28800
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2004, incorporated by reference herein:
Exhibits
99.1
Release dated October 27, 2004, entitled "Change to Board of Directors"
99.2  Release dated October 27, 2004, entitled "Report on Activities for the First
Quarter Ended 30 September 2004 of the 2005 Financial Year"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date: October 29, 2004 By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

DURBAN ROODEPOORT DEEP, LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")

CHANGE TO BOARD OF DIRECTORS

In compliance with Rule 3.59 of the Listings Requirements of the JSE

 Securities Exchange South Africa, DRDGOLD announces that, with effect from Wednesday, 27 October 2004, Mr David Baker has retired from the board of directors of DRDGOLD due to increased commitments.

Mr James  Turk, an American citizen, has been appointed as a non-executive director  of DRDGOLD with immediate effect.

Johannesburg
27 October 2004

Sponsor
Standard Bank

Exhibit 99.2

DURBAN ROODEPOORT DEEP, LIMITED (DRDGOLD)
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol: DUR
ISIN Code: ZAE 000015079
Issuer code: DUSM
NASDAQ trading symbol: DROOY
ASX trading symbol: DRD
REPORT ON ACTIVITIES FOR THE FIRST QUARTER ENDED 3O SEPTEMBER 2004
OF THE 2005 FINANCIAL YEAR
GROUP RESULTS
(Unaudited)
CHANGE TO FINANCIAL REPORTING FOR 2004/2005
In line with practice in Australia and the United States, DRDGOLD will henceforth report as follows:
Quarters 1 and 3: production statistics, operational performance and exploration results;
Quarters 2 and 4: as above, with either interim of final financial results, in US GAAP, which is DRDGOLD's primary reporting convention, and SA GAAP, in accordance with the listing requirements of the JSE Securities Exchange
South Africa.
KEY FEATURES
Continued strong performance from offshore operations
Further good exploration results at Tolukuma
Emperor stake increased to 45.33%
ERPM back to break-even
Blyvoor 60-day review completed
South African operations restructured
KEY RESULTS SUMMARY
GROUP                                                     Quarter Quarter Quarter
Sep 2004 Jun 2004 Sep 2003
Gold production (attributable) oz                  220 524 228 465 198 493
Kg                   6 859 7 106 6 174
Gold price received       US$/oz                   403 395 362
R/kg                   82 785 85 804 86 625
Capital expenditure        US$ m                   6.0 4.5 4.7
ZAR m                   38.9 30.1 35.0
STOCK
ISSUED CAPITAL
248 389 465 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 274 267 728
STOCK TRADED JSE ASX NASDAQ       FRANKFURT
Avg. volume for the quarter per day (000)                   200          32          2 851                      95
% of issued stock traded (annualised)                       21%         3%         300%                   10%

Price - High                    R15.80            A$3.72          US$2.64         Euro 2.13
- Low                     R10.30            A$2.30          US$1.63         Euro 1.27
- Close                   R12.25            A$2.60          US$2.01        Euro 1.62
PRODUCTION
Gold production for the quarter was slightly down on the previous quarter, mainly as a result of lower production out of South Africa, specifically
Blyvooruitzicht (Blyvoor), which went though a 60-day review, resulting in a slowdown in production. The percentage of the Group's production from offshore has increased from 31% to 35% due in part to the inclusion of our
45.33% attributable share in production from Emperor from August 2004.
COSTS
Unit costs were slightly up as a direct result of the lower ounces produced in South Africa, but with the restructuring complete, it is anticipated that the second quarter's costs will come back in line with those recorded in the
June quarter.
SAFETY
During the period under review, the Company recorded no fatalities at its operations. Blyvoor Nos. 5 and 6 shafts achieved one million fatality free shifts on 30 August and 3 September, 2004 respectively. North West
Operations achieved 500 000 fatality free shifts on 2 September, 2004.
Regrettably, after the quarter-end, Blyvoor recorded a fatality.
North West Operations' lost time injury rate continues to show an improvement, partly attributable to the implementation of a new safety awareness communication strategy using a green, yellow and red safety card system. Blyvooruitzicht is leading the Association of West Rand Mines
Inter-Mine Safety Competition with a lost time injury frequency rate of
6,52. This compares favourably with the second-placed mine, belonging to another group, at 9,36.
At its Tolukuma operation, the Company continues to show very high safety standards. The mine has achieved 90 lost time injury free days, after the previous best of 361 injury free days was broken shortly before the financial year end.
GOLD MARKET REVIEW
The average gold price received for the quarter was US$403 per ounce (R82
785 per kilogram) compared to US$395 per ounce (R85 804 per kilogram) the previous quarter. This compares to the average London PM fix for the same period of US$401.30 per ounce (R82 286 per kilogram).
The performance of the gold price in rand terms during the quarter, however, featured two distinct halves due to movements in the exchange rate. The first six weeks saw the lowest rand gold price since 2000 at an average of
R78 534 per kilogram. Following the interest rate cut of 50 basis points on
12 August 2004, the Rand/US$ exchange rate moved from around R6.22/US$1 to
R6.75/US$1, resulting in the gold price for the second half of the quarter averaging R85 697 per kilogram.
CORPORATE DEVELOPMENTS
The Company's takeover bid for the ASX-listed Fijian gold miner, Emperor
Mines Limited ("Emperor"), closed on 30 July 2004, resulting in DRDGOLD holding 45.33% of Emperor. DRDGOLD's Executive Chairman, Mark Wellesley-
Wood, has since been appointed Managing Director of Emperor on an interim basis, and DRDGOLD's Divisional Director - Australasia, Richard Johnson, has
been appointed to the Emperor board. DRDGOLD now has three nominees on the six-member Emperor board, David Baker being the other non-executive director nominated by DRDGOLD.
Emperor is in the process of completing a rights issue to raise approximately A$20.4 million (US$14.6 million) to fund a portion of
Emperor's Phase Two capital expansion project at its Vatukoula mine in Fiji, as well as to fund its short-term working capital requirements. DRDGOLD has agreed to participate in the rights issue and to subscribe for any shortfall under a shortfall facility offered by Emperor in connection with that rights issue (subject to limited termination rights).
In response to an application by three shareholders of Emperor, the
Australian Takeovers Panel has made a declaration of unacceptable circumstances in relation to the Emperor rights issue, and DRDGOLD's participation in the rights issue, and has made various orders (including an order that DRDGOLD sells down any shares acquired through the shortfall facility). DRDGOLD has applied for a review of that decision.
In other developments:
-
DRDGOLD listed on the Port Moresby Stock Exchange on 18 August 2004, reflecting the Company's growth as one of Papua New Guinea's major gold producers;
-
as announced on 29 September 2004, the Company intends to seek shareholders' approval to change its name to DRDGOLD Limited at the forthcoming AGM on 26 November 2004; and
-
on 30 September 2004, shareholders approved the increase in the Company's authorized share capital from 300 million shares to 600 million shares to facilitate its acquisition and growth strategies.
-
DRDGOLD wins R35.7 million (plus cost and interest) case against JCI
Gold/CAM.
AUSTRALASIAN OPERATIONS Quarter Quarter Quarter
Sep 2004 Jun 2004 Sep 2003
Gold production (attributable)          oz 77 387 70 990 21 283
Kg 2 407 2 208 662
Capital expenditure                  US$ m 3.8 1.7 0.6
ZAR m 24.2 11.7 4.7
The increase in gold production was due mainly to the inclusion of DRDGOLD's
45.33% share of Emperor's production from August 2004.
Porgera Quarter          Quarter % Change          Quarter
Sep 2004 Jun 2004 Sep 2003
Ore milled t000's                  288                327 (12) -
Yield g/t 5.20 4.74 10 -
Gold produced kg 1 498 1 550 (3) -
Oz 48 162 48 834 (3) -
Although ore milled at Porgera was slightly lower than the previous quarter, improved grades assisted with continued good gold production performance.

Tolukuma Quarter Quarter % Change Quarter
Sep 2004 Jun 2004 Sep 2003
Ore milled t000's 52 52 - 44
Yield g/t 11.65 12.65 (8) 15.05
Gold produced kg 606 658 (8) 662
Oz 19 484 21 156 (8) 21 283
Average labour strength 813 751 (8) 472
Tolukuma's 18-month run of exceeding 7 000 plus ounces of production per month was broken in August when the mine fell slightly short of its target.
Production in the September quarter was hampered by lower grades being mined from the Gulbadi vein.
A feasibility study is nearing completion for a proposed extension of the
Zine open pit to the south of the first pit that was completed earlier this year. This study is based on infill drilling that has been carried out this year.
Emperor(45.33% attributable)* Quarter Quarter % Change Quarter
Sep 2004 Jun 2004 Sep 2003
Ore milled t'000 38                   -                       -                   -
Yield g/t                      7.97                   -                       -                    -
Gold produced kg                      303                  -                        -                   -
Oz 9 741 - - -
* Emperor accounted for on an equity basis from 1 August 2004.
Emperor reported in its quarterly report, released on 11 October 2004, that
"gold won for the September quarter decreased by 20% to 27 632 ounces compared with the June quarter (34 539 ounces). Gold shipped, however, increased by 3% to 35 169 ounces (34 259 ounces). Tonnage treated for the quarter decreased by 13% to 139 164 tonnes (160 002 tonnes) while delivered grade decreased by 9% to 7.15 grams per tonne (7.86 grams per tonne). Gold in Circuit (GIC) has been reduced to "near normal" levels. Preliminary test work on alternatives to maintain "normal" levels of GIC in the future, should high sulphur grades in mill feed occur again, has been completed. A number of options have been rejected following the preliminary tests.
Further tests on samples produced by the gravity concentration option are required before committing capital funds." The full details of Emperor's quarterly results are available on its website,
www.emperor.com.au
.
SOUTH AFRICAN OPERATIONS Quarter Quarter Quarter
Sep 2004 Jun 2004 Sep 2003
Gold production (attributable)       oz 143 137 157 475 177 210
Kg 4 452 4 898 5 512
Capital expenditure               US$ m 2.2 2.8 4.1
ZAR m 14.7 18.4 30.3
Blyvooruitzicht Quarter               Quarter % Change            Quarter
Sep 2004 Jun 2004 Sep 2003
Area mined m
2
000 48 53 (9) 51
Development                  m 720 288 150 973
Face length                    m 1 755 1 990 (12) 2 017
Stoping width                 cm 109 109 - 110
Ore milled
Underground                  t'000 180 207 (13) 222
Surface                         t'000 577 719 (20) 388
Total                              t'000 757 926 (18) 610
Yield
Underground                  g/t 6.74 6.59 2 7.26
Surface                         g/t 0.21 0.31 (32) 0.74

Total                           g/t 1.76 1.72 2 3.11
Gold produced
Underground               kg 1 214 1 365 (11) 1 611
Oz 39 031 43 886 (11) 51 796
Surface                       kg 120 224 (46) 287
Oz 3 858 7 201 (46) 9 227
Total                            kg 1 334 1 589 (16) 1 898
Oz 42 889 51 087 (16) 61 023
Capital expenditure US$ m 0.2 1.2 83 2.4
ZAR m 1.5 7.2 79 18.1
Average labour strength 3 289 5 298 38 5 716
Following the retrenchment of 1 619 employees at a cost of R24 million
(excluding leave pay) in September 2004, a six-month plan has been put in place aimed at returning Blyvoor to break even. The basis of this plan is to reduce mining of areas serviced by expensive infrastructure and to focus on areas where improved efficiencies will result. It is pleasing to note the increase in grade from underground from 6.59 grams per tonne to 6.74 grams per tonne.
Volumes of mining have been reduced at No. 4 shaft and No. 6 shaft, leaving
No. 5 shaft as Blyvoor's main production unit. Broken ore sampling has been introduced in order to reduce dilution and improve mining discipline.
The retrenchment of the employees at Blyvoor was achieved in record time and a principle of `best man for the job' was applied to ensure retention of key competencies.
The supervisory structure has been changed to incorporate production supervisors who will take charge of the stopes, the overall objective being to improve discipline, increase efficiencies and reduce supervisory costs.
The re-processing of surface slimes is showing improvement following a shift in the recovery of material from Dam No. 4 to Dam No.5. Metallurgical improvements have resulted in an increase in recoveries of 53%.
Other sources of surface production are being investigated in order to utilize excess capacity in the gold plant.
Phase 2 and 3 of the current plan is aimed at identifying the medium- to long-term potential of re-equipping the No. 2A sub shaft system in order to access previously abandoned resources. Implementation will be dependant upon the successful turnaround of the existing operation.
North West Quarter Quarter % Change Quarter
(Hartebeestfontein and Sep 2004 Jun 2004 Sep 2003
Buffelsfontein mines)
Area mined m
2
000 92 91 1 102
Development                 m 8 340 11 017 (24) 8 434
Face length                   m 3 003 3 147 (5) 3 577
Stoping width                cm 120 118 (2) 118
Ore milled
Underground                 t'000 396 396 - 483
Surface                        t'000 170 63 169 737
Total                             t'000 566 459 23 1 220
Yield
Underground                 g/t 5.54 5.84 (5) 4.74
Surface                        g/t 1.09 3.38 (68) 0.74
Total                             g/t 4.21 5.50 (23) 2.33
Gold produced
Underground                 kg 2 195 2 312 (5) 2 291

Oz 70 572 74 333 (5) 73 657
Surface                        kg 186 213 (13) 546
Oz 5 980 6 848 (13) 17 555
Total                             kg 2 381 2 525 (6) 2 837
Oz 76 552 81 181 (6) 91 212
Capital expenditure  US$ m 2.1 1.7 (24) 1.6
ZAR m 13.1 11.0 (19) 11.8
Average labour strength 6 930 7 496 8 11 081
Following the retrenchment of 119 employees at a cost of R 3.7 million at the Buffels section, the North West Operations have kept No. 9 and No. 11 shafts at Buffels in production. The principal focus, however, is on improving recovered grade and consequently the balance of mining will move to higher-grade shafts at Harties - No. 2 shaft, No. 4 shaft and No. 5 shaft
- with only selective mining taking place at No. 6 shaft, No. 7 shaft and
No. 8 shaft. All production from underground is now treated at the South
Plant and treatment rates of 125 000 tonnes per month are planned for the rest of the financial year.
During the quarter the North plant was re-commissioned and fed with screened waste rock dump material. This will continue until such time that the current source of material is depleted, with the additional possibility of processing alternative surface source material. This project generated 2 572 ounces (80 kilograms) of gold during the month of September.
Crown (40% attributable)* Quarter Quarter % Change Quarter
Sep 2004 Jun 2004 Sep 2003
Ore milled                         t'000 913 952 (4) 1 013
Yield                                   g/t 0.42 0.41 2 0.40
Gold produced                     kg 382 392 (3) 408
Oz 12 282 12 603 (3) 13 117
Average labour strength # 833 846 2 807
* Crown accounted for on an equity basis.
# Represents total mine.
ERPM (40% attributable)* Quarter Quarter % Change Quarter
Sep 2004 Jun 2004 Sep 2003
Area mined m
2
#               000 25 29 (14) 39
Development #                  m 74 240 (69) 1 042
Face length #                    m 770 1 081 (29) 1 360
Stoping width #                 cm 128 140 9 118
Ore milled
Underground                     t'000 47 56 (16) 62
Surface                            t'000 152 86 77 -
Total                                 t'000 199 142 40 62
Yield
Underground                     g/t 6.70 6.61 1 5.91
Surface                            g/t 0.26 0.26 - -
Total                                 g/t 1.79 2.75 (35) 5.91
Gold produced
Underground                     kg 315 370 (15) 369
Oz 10 127 11 896 (15) 11 858
Surface                             kg 40 22 82 -
Oz 1 287 708 82 -
Total                                  kg 355 392 (9) 369
Oz 11 414 12 604 (9) 11 858
Average labour strength # 2 125 2 932 28 3 182
* ERPM accounted for on an equity basis.
# Represents total mine.

As reported in the previous quarter, the ERPM operation has undergone extensive restructuring. The outcome of the restructuring program was for the ERPM underground operations to be placed on controlled closure program ending in March 2005. Following the retrenchment of 806 employees in August
2004, the mine has achieved a significant reduction in costs coupled with improved productivity. As a result the mine has been restored to profitability, and the original planned closure of the underground section has been postponed. Progress in the quarter under review has been very satisfactory, particularly the 55% improvement in productivity.
Productivity, measured in terms of metres face advance per employee, had reached a new record of 11.8 metres in September 2004 compared with a low of
7.6 metres in March 2004. The focus now is on the mine's Far East Vertical
(FEV) and South East Vertical (SEV) shafts.
The plan is to insert up to eight `high pressure concrete plugs' to isolate the FEV and SEV shafts allowing the rest of the mine to fill with water.
Discussions are in progress with the relevant Government agencies to provide financial assistance for the plugs and the re-institution of the State water pumping subsidy which was suspended in April this year.
At Crown surface, production was steady. The Company is investigating a number of new surface sources to complement its life of mine profile.
EXPLORATION
DRDGOLD's exploration is based around its wholly owned PNG operation,
Tolukuma. As reported in the previous quarter, the Company has increased its drilling and exploration activities, focusing on near mine exploration utilising its five owned drill rigs. Encouraging drill data has again been collected over the past quarter. Surface diamond drilling of the Zine Vein south of the Zine pit has been completed and a resource calculation has been undertaken. A feasibility study looking at open cast mining of this vein is under way.
Gulbadi South Extension
Underground drilling of the southern extension of the Gulbadi vein is ongoing and encouraging results are being encountered in drill holes approximately 1 312 feet (400 metres) south of current mine workings.
Values in hole TUO20, approximately 400 metres south of current mine workings showed 2.9 metres @ 57.2 grams per tonne Au (including 1.6 metres @
102.7 grams per tonne Au)
Significant results are listed in the table below. Infill drilling is now being undertaken between the drill holes shown below and the current workings to evaluate this zone.
Gulbadi South underground drilling statistics:
Hole No        From To True Au Ag Comments
(m)           (m) width (g/t)            (g/t)
TU004         260.7       261.7           0.6 10.5 22
TU009         259.9 262.2 0.8 9.9 23     Includes 0.2m @19.5 g/t Au
TU010         284.4 284.5 0.1 453.4 314     Visible gold <5m above
main structure
TU011         254.5 257.6 2.5 7.7 30     Includes 0.7 @
26.7 g/t Au
TU016         370.9      371.7           0.6 6.9 12

TU018       260.9
265.9
3.0
6.8
37
Visible gold. Includes
0.7m @ 7.8 g/t and 0.6m @
22.5 g/t Au
TU020       263.4
267.0
2.9
57.2
21
Visible gold. Includes
2.9m @ 57.2
g/t Au
Lock and Dagakuma
Diamond drilling has begun following the encouraging results encountered in surface trenching. To date results have been erratic, so geological interpretation and drilling is being undertaken to decide whether to continue with exploration of these veins.
120/Zine North Project
Geological mapping, trenching and sampling of the 120/Zine North project has been carried out over a distance of 1 476 feet (450 metres). Results to date have been sufficiently encouraging that follow-up diamond drilling will be carried out in due course.
At Porgera, a significant underground exploration program aimed at identifying additional resources and changing resources to reserves is ongoing. This program is focused on re-evaluation of the Central, North Zone and Eastern Deeps, delineation drilling of the North Zone and exploration drilling of the East Zone.
A target generation study has identified a number of additional exploration targets either as extensions of known structures or new structures. It is likely that these targets will be drilled in due course.
BOARD CHANGES
David Baker, who joined the board in January 2002, retires with effect from
27 October 2004 due to increased commitments. We would like to thank David for his valuable service and insight as a director.
DRDGOLD is pleased to announce the appointment of James Turk, an American citizen, to the board as a non-executive director. James is the founder and
a director of GoldMoney      (
www.goldmoney.com
), the operator of a digital gold
currency payment system based on three U.S. patents awarded to him. He has specialised in international banking, finance and investment since graduating in 1969 from George Washington University with a B.A. degree in
International Economics. DRDGOLD acquired a strategic 50.25% interest in a subsidiary (Net-Gold Services Ltd) of the internet-based gold investment company, G.M. Network Limited (GoldMoney.com) during 2004.
MARK WELLESLEY-WOOD IAN MURRAY
Executive Chairman Chief Executive Officer and Chief Financial Officer
27 October 2004
INVESTOR INFORMATION AS AT 30 SEPTEMBER 2004
DIRECTORS - (*British)(**Australian)
Executives:
MM Wellesley-Wood (Executive Chairman)*
IL Murray (Chief Executive Officer and Chief Financial Officer)
Non-executives:
MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker** ; D Blackmur**

Alternate:
A Lubbe
Group Company Secretary:
AI Townsend
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: ilja.graulich@za.drdgold.com,
website: http://www.drdgold.com
45 Empire Road,
Parktown,
South Africa.
PO Box 390,
Maraisburg, 1700,
South Africa.